February 26, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Cecelia Blye, Chief Office of Global Security Risk

Re:	The Navigators Group, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 14, 2014 (File No. 000-15886)
Response letter filed February 3, 2015

Dear Ms. Blye:

This letter is in response to the Division of Corporation Finance’s comment letter dated February 11, 2015, in which you requested additional information based on your review of our Response Letter filed February 3, 2015 to your initial comment letter dated December 15, 2014 on the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “2014 10-K”). For ease of reference, the comments included in your letter are repeated below in bold type, and our response immediately follows each comment.

In connection with the filing of our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 201310-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the 2013 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Risk Factors, page 26

Compliance by our marine business…, page 34

1.

You state in your response to comment 1 in our letter dated December 15, 2014 that you have not engaged in any contracts that provide products or services to the governments of Syria, Sudan or Cuba, or entities owned and controlled by such governments. Please note that the first clause in the last sentence of our comment requested information about any contacts with Syria, Sudan and Cuba. Please clarify whether you have past, current or anticipated contacts

Cecelia Blye

Securities and Exchange Commission

February 26, 2015

with non-government persons or entities in Syria, Sudan or Cuba, including through the provision of insurance of cargoes and vessels, and if so, please provide the information requested in our comments.

In response to your request, the Company further confirmed and clarified that, following our review of accounts from January 1, 2013 to date, the Company has not, to the best of our knowledge and belief, including through its Lloyd’s of London operations, had any contacts with non-government persons or entities of Syria, Sudan or Cuba, including through the provision of insurance of cargoes and vessels, nor does the Company anticipate having any such contacts or others that would be violative of applicable sanctions programs.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at (203) 905-6393 or eminer@navg.com.

Respectfully submitted,

The Navigators Group, Inc.

By:

Name:	Emily B. Miner
Title:	Senior Vice President and General Counsel

cc:	Jeffrey Riedler, Assistant Director
SEC, Division of Corporation Finance

Ciro M. DeFalco, SVP & Chief Financial Officer